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SEC FILE NUMBER
8-49078

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: American Equity Investment Corp

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4222 Grant Line Road
(No. and Street)

New Albany	IN	47150
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Timothy E Peoples	812 945 9888	tpeoples@investforyou.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rodefer Moss & Company PLLC
(Name – if individual, state last, first, and middle name)

608 Mabry Hood Road	Knoxville	TN	37932
(Address)	(City)	(State)	(Zip Code)

	910
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy E Peoples, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of American Equity Investment Corp., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Lila M Jackson
Notary Public Seal State of Indiana
Floyd County
Commission # NP0728958
My Commission Expires 09/23/2028

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

American Equity Investment Corporation

Financial Statements and Supplementary Information

December 31, 2022

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of American Equity Investment Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Equity Investment Corporation as of December 31, 2022, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of American Equity Investment Corporation as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of American Equity Investment Corporation's management. Our responsibility is to express an opinion on American Equity Investment Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to American Equity Investment Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of American Equity Investment Corporation's financial statements. The supplemental information is the responsibility of American Equity Investment Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC
We have served as American Equity Investment Corporation's auditor since 1998.
Knoxville, Tennessee
February 20, 2023

AMERICAN EQUITY INVESTMENT CORPORATION

Financial Statements and Supplementary Information

Year Ended December 31, 2022

Table of Contents

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Financial Condition
December 31, 2022

ASSETS		
Cash	$	44,358
Restricted cash		5,000
Agent receivables		50,076
Prepaid CRD account		1,982
Right of-use asset		879
Total assets	$	102,295
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	42,047
Accrued and withheld payroll taxes		5,173
Operating lease liability		879
Total liabilities		48,099
Stockholder's Equity		
Common stock, no par value; 1,000 shares authorized, 100 issued and outstanding		11,000
Retained Earnings		43,196
Total stockholder's equity		54,196
Total liabilities and stockholder's equity	$	102,295

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2022

	Common Stock Issued and Outstanding			
	Shares	Amount	Retained Earnings	Total
Balances at December 31, 2021	100	$ 11,000	$ 81,749	$ 92,749
Net Income	0	0	21,947	21,947
Distribution to stockholder	0	0	(60,500)	(60,500)
Balances at December 31, 2022	100	$ 11,000	$ 43,196	$ 54,196

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Income
Year Ended December 31, 2022

Revenues	
Commissions	$ 871,760
Other income	72,454
Interest	74
Total revenues	944,288
Expenses	
Commissions	659,158
Salaries	113,248
Professional services	47,375
Insurance	29,927
Technology fees	15,769
Rent	15,600
Miscellaneous	11,003
Payroll taxes	8,932
Dues and subscriptions	7,337
Retirement contribution	3,169
Licensing fees	2,507
Office supplies	2,268
Contribution	2,000
Utilities	1,808
Telephone expense	1,379
Advertising	550
Postage	311
Total expenses	922,341
Net income	$ 21,947

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Cash Flows
Year Ended December 31, 2022

Cash Flows From Operating Activities	
Cash received from customers	$ 953,837
Cash paid for services and supplies	(919,937)
Interest received	74
Net Cash Flows Provided by Operating Activities	33,974
Cash Flows from Financing Activities	
Distributions to stockholder	(60,500)
Net Cash Flows Provided by Financing Activities	(60,500)
Net Change In Cash and Cash Equivalents	(26,526)
Cash and cash equivalents at the beginning of the year	75,884
Cash and cash equivalents at the end of the year	$ 49,358

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Cash Flows (Continued)
Year Ended December 31, 2022

Reconciliation of net income to net cash flows from operating activities

Net income	$	21,947
Adjustments to reconcile net income to net cash flows from operating activities:		
Right-of-use asset amortization		14,933
Increase in assets:		
Commissions, fees, and other receivable		9,562
Prepaid expense and other assets		62
Increase (decrease) in liabilities:		
Accounts payable		2,216
Right-of-use liability		(14,933)
Accrued expenses		187
Net Cash Flows Provided by Operation Activities	$	33,974

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Notes to Financial Statements
December 31, 2022

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Company Activities – The Company is a licensed broker/dealer limited to mutual funds, variable insurance products, oil and gas interests, tax shelters or limited partnerships in primary distributions. The Company is licensed with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC) and various states, with its home office located in New Albany, Indiana.

Basis of Accounting – The Company uses the accrual basis of accounting.

Cash Equivalents – For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition – The Company recognizes revenue on its variable insurance and mutual funds products once received with an estimate booked representing outstanding commissions and fees due.

Commissions are recorded on a trade-date basis as securities transactions occur.

Revenue and Trade Accounts Receivable - The Company follows the five-step model provided by ASC Topic 606 in order to recognize its revenue in the following manner: 1) Identify the contract; 2) Identify the performance obligations of the contract; 3) Determine the transaction price of the contract; 4) Allocate the transaction price to the performance obligations; and, 5) Recognize revenue.

The Company receives commission based on the customers activities with securities products. Revenue from contracts with customers consists of commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Other income consists of income from representatives for fees incurred. The recognition and measurement of revenue is based on individual agreements with the representatives.

The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified. The pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Income Tax Status – The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Authoritative accounting standards require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2022 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

The Company's federal and various state income tax returns for 2017 through 2022 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Commission and Agent Receivables – Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history and current relationships regarding these receivables, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Accounting Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising – Advertising costs are expensed as incurred. Advertising expense was $550 for the year ending December 31, 2022.

Date of Management's Review – Management has evaluated events and transactions through the date these financial statements were issued for items that should potentially be recognized or disclosed.

NOTE 2 – RESTRICTED CASH

The Company is required to maintain $5,000 of cash as capital. The Company maintains a checking account balance to meet this requirement. The balance in the checking account is $7,966.00 at December 31, 2022, CD account balance is $41,392.00 at December 31, 2022. Total cash as of December 31, 2022 is $49,358.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents, and accounts receivable. The Company places its cash and cash equivalents with two financial institutions. At this time such amounts may be in excess of the FDIC insured limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

NOTE 4 – RELATED PARTIES

The Company paid rent to the stockholder of the Company in the amount of $15,600 for 2022. The Company also paid the stockholder commissions of $2,470 for 2022.

NOTE 5 – RETIREMENT PLAN

The Company has a deferred compensation SEP IRA plan covering substantially all employees meeting certain eligibility requirements. The Company's contribution to the plan was $3,169 for the year ended December 31, 2022.

NOTE 6 – REVENUE FROM CUSTOMERS

Revenue from contracts with customers for the year ended December 31, 2022:

Brokerage Commissions	
Annuity	$ 343,734
Mutual Funds	259,057
Fixed Index	226,451
Corp Debenture	29,356
529 Plan	6,993
Fixed Insurance Override	6,157
BDC	12
Total Revenue from Contracts with Customers	$ 871,760

NOTE 7 – LEASES

On January 1, 2021, the Company began accounting for leases under the ASU 2016-02, *Leases (Topic 842)* accounting guidance which amended existing lease accounting guidance. The update requires the Company, the lessee, to recognize the right-of-use asset and related lease liability for its operating leases. The Company is using a modified retrospective approach as the Company recorded a right-of-use asset and related lease liability of $31,200 upon the adoption of this accounting standard update.

The company entered into a verbal lease agreement for office space with a related party commencing on January 1, 2021. The lease is scheduled to expire on 1/1/2023. Lease expense under this agreement was $15,600 in 2022 as discussed in Note 4. As of the date of the Auditor's Report, an additional term for the lease has not been determined.

Future minimum lease payments are as follows:

Year Ended December 31,	2023	1,300

Maturities of lease liabilities under leases as of December 31, 2022:

Year Ended December 31,		
	2023	879
Total undiscounted lease payments	$	951
Less: imputed interest		72
Total lease liabilities	$	879

NOTE 8 - RISKS AND UNCERTAINTIES

In the normal course of business, the Company is subject to various claims and litigation arising out of other contract claims, disputes, and indemnification agreements. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some legal actions or claims could be decided as unfavorable to the Company. Although the amount of ultimate liabilities with respect to such matters cannot be ascertained, management is of the belief that any resulting liability should not materially affect the financial position of the Company.

AMERICAN EQUITY INVESTMENT CORPORATION
Schedule I - Computations of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2022

Net capital		
Total stockholder equity	$	54,196
12b1 fees		
Prepaid CRD account		(1,982)
Net capital	$	52,214
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable		42,047
Other current liabilties		6,052
Total aggregate indebtedness	$	48,099
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital	$	47,214
Excess net capital at 100%	$	42,214
Percentage of aggregate indebtedness to net capital		92%
Reconciliation with company's computation (included in part II of form X-17A-5 as of December 31, 2021)		
Net capital, as reported in company's part II (Unaudited) FOCUS report	$	52,214
Effect of audit adjustments on accounts included in the net capital calculation		
Net capital per above	$	52,214

See independent auditors' report on supplementary information.

AMERICAN EQUITY INVESTMENT CORPORATION
Schedule II - Reconciliation of Audited and Unaudited Net Capital
December 31, 2022

Capital (unaudited) December 31, 2022	$	54,196
Addition of accounts payable		-
Capital (audited) December 31, 2022		54,196
Non-allowable assets:		
12b1 fees		-
Prepaid CRD account		(1,982)
Net capital	$	52,214

See independent auditors' report on supplementary information.

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of American Equity Investment Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) American Equity Investment Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which American Equity Investment Corporation claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) ("exemption provisions") and (2) American Equity Investment Corporation stated that American Equity Investment Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. American Equity Investment Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Equity Investment Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC
Knoxville, Tennessee
February 20, 2023

American Equity
Investment Corporation

January 24, 2023

Rodefer Moss & Co., PLLC
608 Mabry Hood Road
Knoxville, TN 37932

In regard to Rule 15c3-3, American Equity Investment Corp. has claimed an exemption under provision (k) (1) of the rule. American Equity is a non-carrying broker-dealer and does not hold customer securities or funds.

American Equity met the identified exemption provision at all time during the year.

Signature ____________________

Title President

4222 Grant Line Road • New Albany, IN 47150 • (812) 945-9888 • FAX: (812) 948-7938

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
American Equity Investment Corporation
Knoxville, Tennessee

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of American Equity Investment Corporation (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no material differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on American Equity Investment Corporation's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of American Equity Investment Corporation and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC
Knoxville, Tennessee
February 20, 2023